Exhibit 99.5

NEWS RELEASE

Lorus Therapeutics board of directors announces review of strategic alternatives

TORONTO, ONTARIO – September 12, 2013 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that the Company's Board of Directors has formed a Special Committee composed of independent directors to review strategic alternatives available to the Company. This review is designed to secure the long-term financial and operational sustainability of Lorus with a view to enhancing shareholder value.

The Special Committee is composed of Dr. Denis Burger, Mr. Warren Whitehead, and Dr. Jim Wright. The Committee has retained Deloitte as its financial advisor to assist in its evaluation, and McCarthy Tétrault LLP is serving as legal advisor to the Company and the Special Committee.

Lorus has been approached by several parties and has a number of options under review. The Board of Directors believes that it is prudent to carefully evaluate the strategic alternatives available to the Company and to determine the best path forward for unlocking the value of Lorus’ assets. These alternatives could include, among others, merger, sale, strategic partnerships or alliances.

In spite of challenging conditions for biotechnology companies in Canada over the past number of years, Lorus has been successful in consistently raising funds to allow it to continue advancing the research and development of its product candidates. Notably Lorus has an oncology product that has successfully completed a Phase I clinical trial with plans to move into a Phase II clinical study. Another oncology product is in preclinical development in preparation for clinical studies, and a third is at an advanced research stage.

The Company has not established a definitive timeline to complete its review and there can be no assurance that this review process will result in any transaction. The Company does not currently intend to disclose further developments with respect to this process, unless and until its Board of Directors approves a specific transaction or otherwise concludes the review of strategic alternatives or determines that disclosure is required or appropriate.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.

Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372

ewilliams@lorusthera.com